FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission

The following documents are filed herewith:

INDEX

DOCUMENT

Exhibit 99.1	AGM statement	November 21, 2003
Exhibit 99.2	AGM: non-routine business	November 21, 2003
Exhibit 99.3	Holding in Company	November 25, 2003
Exhibit 99.4	Holding in Company	November 26, 2003
Exhibit 99.5	Awards under the Wolseley Share Option Plan 2003	November 28, 2003
Exhibit 99.6	Companies House form 88(2)	November 4, 2003
Exhibit 99.7	Companies House form 88(2)	November 10, 2003
Exhibit 99.8	Companies House form 88(2)	November 10, 2003
Exhibit 99.9	Companies House form 88(2)	November 12, 2003
Exhibit 99.10	Companies House form 88(2)	November 12, 2003
Exhibit 99.11	Companies House form 88(2)	November 18, 2003
Exhibit 99.12	Companies House form 88(2)	November 26, 2003
Exhibit 99.13	Companies House form 88(2)	November 27, 2003

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: November 28, 2003	By:	/s/ Mark J. White
Mark J. White Group Company Secretary